Exhibit 99.1

Battle Mountain Gold Inc.

Condensed Consolidated Interim Financial Statements

Three and nine months ended July 31, 2016

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	July 31,	October 31,
	2016	2015

ASSETS

Current Assets
Cash	$4,630,181	$96,529
Marketable securities	578	578
Prepaids	40,590	24,017
Receivables (Note 3)	19,062	12,220

Total current assets	4,690,411	133,344

Non-Current Assets
Exploration and evaluation assets (Note 4)	3,870,195	3,329,753

Total Assets	$8,560,606	$3,463,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$117,091	$101,685

Total current liabilities	117,091	101,685

Shareholders’ Equity
Share capital (Note 6)	9,989,060	4,400,474
Share-based payment reserves (Note 6)	1,442,403	417,485
Accumulated other comprehensive income	1,095	1,979
Deficit	(2,989,043)	(1,458,526)

Total shareholders’ equity	8,443,515	3,361,412

Total Liabilities and Shareholders’ Equity	$8,560,606	$3,463,097

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 9)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on September 26, 2016

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and nine months ended July 31, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2016	2015	2016	2015

EXPENSES
Accounting and audit	$20,650	$28,443	$47,440	$65,389
Consulting	106,355	18,096	166,261	18,096
Filing fees	15,419	16,582	31,856	30,904
Insurance	4,815	1,381	14,280	4,488
Interest	296	4,938	3,095	13,626
Legal fees	8,700	5,686	14,225	29,892
Office and rent	9,493	4,598	16,810	14,268
Public relations	2,410	2,865	10,580	12,621
Salaries and benefits	80,897	38,321	197,269	115,440
Share-based payment	1,024,918	115,902	1,024,918	115,902
Travel	5,483	1,451	12,447	7,249

	(1,279,436)	(238,263)	(1,539,181)	(427,875)
OTHER INCOME (EXPENSES)
Foreign exchange gain / (loss)	(5,536)	5,594	(1,632)	2,278
Interest earned	10,296	-	10,296	59

Loss for the period	$(1,274,676)	$(232,669)	$(1,530,517)	$(425,538)

Other comprehensive loss
Effect of exchange rate fluctuation	-	-	(884)	-
Unrealized loss on marketable securities	-	-	-	(1,156)

Total comprehensive loss	$(1,274,696)	$(232,669)	$(1,531,401)	$(426,694)

Basic and diluted loss per common share	$(0.02)	$(0.00)	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	51,782,596	30,631,200	41,444,048	29,244,812

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three and nine months ended July 31, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
					Accumulated other
	Number of	Amount	Warrants	Share-based	comprehensive income	Deficit	Total
	Shares			payment reserves	(loss)

Balance at October 31, 2014	26,461,386	$3,262,874	$13,700	$301,011	$3,135	$(909,274)	2,671,446
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	50,000
Shares issued for cash	8,575,000	1,007,500	-	-	-	-	1,007,500
Share issue costs	-	(2,400)	-	-	-	-	(2,400)
Share issued as finders' fee	152,700	-	-	-	-	-	-
Fair value warrants expired	-	-	(13,700)	13,700	-	-	-
Share-based payment	-	-	-	115,902	-	-	115,902
Loss for the period	-	-	-	-	-	(425,538)	(425,538)
Other comprehensive loss for the period	-	-	-	-	(1,156)	-	(1,156)

Balance at July 31, 2015	35,689,086	4,317,974	-	430,613	1,979	(1,334,812)	3,415,754

Balance at October 31, 2015	36,189,096	$4,400,474	$-	$417,485	$1,979	$(1,458,526)	$3,361,412
Shares issued for cash	16,490,075	5,770,662	-	-	-	-	5,770,662
Share issue costs	-	(182,076)	-	-	-	-	(182,076)
Share-based payments	-	-	-	1,024,918	-	-	1,024,918
Loss for the period	-	-	-	-	-	(1,530,517)	(1,530,517)
Other comprehensive loss for the period	-	-	-	-	(884)	-	(884)

Balance at July 31, 2016	52,679,171	$9,989,060	$-	$1,442,403	$1,095	$(2,989,043)	$8,443,515

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the nine months ended July 31, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

	Nine months	Nine months
	ended	ended
	July 31,	July 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,530,517)	$(425,538)
Items not affecting cash:
Share-based payment	1,024,918	115,902

Changes in non-cash working capital items:
Prepaids and receivables	(23,415)	13,607
Trade and other payables	(3,541)	(10,841)

Net cash used in operating activities	(532,555)	(306,870)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(506,495)	(308,638)

Net cash used in investing activities	(506,495)	(308,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	5,770,662	1,007,500
Share issuance costs	(182,076)	(2,400)
Repayment of loans payable	(15,000)	(100,510)

Net cash from financing activities	5,573,586	904,590

Effect of exchange rate fluctuation	(884)	-

Change in cash	4,533,652	289,082
Cash, beginning of period	96,529	85,303

Cash, end of period	$4,630,181	$374,385

Cash paid for interest	$3,095	$-
Cash paid for tax	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$65,050	$42,511
Shares issued as finder’s fees	$-	$54,150
Shares issued for acquisition of exploration and evaluation assets	$-	$50,000
Unrealized loss on marketable securities through AOCI	$-	$867

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2016 and 2015

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At July 31, 2016 the Company had cash of $4,630,181 and working capital of $4,573,320.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2015, which were prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc., a Nevada corporation, and of the former Madison Minerals Inc, a British Columbia corporatin, and its wholly owned subsidiary, Madison Enterprises (Nevada) Inc., a Nevada corporation.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2016 and 2015

3. RECEIVABLES

	July 31, 2016	October 31, 2015
Goods and services tax recoverable	$7,767	$1,445
Other receivables	11,295	10,775

Receivables	$19,062	$12,220

4. EXPLORATION AND EVALUATION ASSETS

Lewis Gold Project

(i) Interest of BMG Mining Inc. (“BMG”)

BMG entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation (“NRC”) for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

To exercise this option, the Company must make cash payments and issue Common Shares to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000 *

* At the sole discretion and option of the Company, this payment of $1,550,000 may be made in either cash or in common shares of the Company, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

(ii) Interest of the former Madison Minerals Inc. (“Madison”)

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.

(iii) Royalty provisions

The Lewis Gold Project, prior to the agreement set out in Note 9 Subsequent event, was burdened by royalties on gross production in favour of Clover Nevada LLC (“CN”) of 5.0% in respect of gold and silver and 4.0% in respect of other metals. As set out in Note 9, the royalty burden in respect of gold and silver has subsequently been altered to a net smelter returns royalty (as defined in the amending agreement) of 3.5%.

The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2016 and 2015

4. EXPLORATION AND EVALUATION ASSETS (continued)

Balance at October 31, 2014		$2,766,082
Acquisition costs
Shares issued		132,500
Exploration costs
Claim maintenance		164,618
Field costs
Assays and storage	$35,565
Geology	201,385
Geophysics	7,631
Travel and accommodation	17,688
Other	4,284
		266,553

Balance at October 31, 2015		$3,329,753

Exploration costs
Claim maintenance		120,398
Field costs
Assays and storage	$20,301
Computing and databases	55,043
Geology	130,640
Geophysics	170,983
Travel and accommodation	24,740
Other	18,337
		420,044

Balance at July 31, 2016		$3,870,195

5. TRADE AND OTHER PAYABLES

	July 31, 2016	October 31,
		2015
Trade accounts payable	$72,922	$62,966
Accrued payables	44,169	38,719

Trade and other payables	$117,091	$101,685

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2016 and 2015

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: 52,679,171 common shares.

On May 6, 2016 the Company closed a non-brokered private placement of shares and units for total gross proceeds of $5,768,502. The company issued 6,000,000 shares and 10,481,435 units all priced at $0.35 per share or unit. Each unit had one-half a share purchase warrant exercisable at the price of $0.37 per share for a two year term ending May 6, 2018. A total of 5,240,717 warrants were issued. Finders’ fees totaling $105,000 were paid in respect of the placement of 6,000,000 shares, and other share issuance costs totaled $77,076.

As a provision of the placements the Company agreed it would not issue any additional shares at a price below $0.35 per share for a period of six months.

During the three month period 8,640 warrants were exercised for cash proceeds of $2,160.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	0.40	December 17, 2016
287,500	$0.20	0.40	December 23, 2016
3,012,920	$0.25	1.10	July 17, 2017
2,000,000	$0.15	1.60	March 21, 2018
5,240,717	$0.37	1.80	May 6, 2018
11,541,717

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding at October 31, 2014	2,250,000	$0.20
Issued	4,309,100	0.24
Expired or cancelled	(250,000)	0.64

Outstanding at October 31, 2015	6,309,100	0.21

Issued	5,240,717	0.37
Exercised	(8,640)	0.25

Outstanding at July 31, 2016	11,541,177	$0.25

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2016 and 2015

6. SHARE CAPITAL (continued)

c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

On June 18, 2016 the Company made grants of incentive stock options exercisable in respect of a total of 1,954,000 shares at the price of $0.60 per share for a five year term ending June 18, 2021. Of these grants, 1,225,000 were to directors and senior officers.

At July 31, 2016 the Company had options for the acquisition of up to 4,214,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
1,954,000	$0.60	June 18, 2021
4,214,000

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding at October 31, 2014	1,550,000	$0.25
Granted	710,000	0.15
Outstanding at October 31, 2015	2,260,000	$0.22
Granted	1,954,000	0.60
Outstanding at July 31, 2016	4,214,000	$0.40

(d) Escrow conditions

As a component of a business combination transaction completed in May 2014 the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At July 31, 2016 escrow conditions continued in effect for a total of 788,520 issued shares.

7. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. As at July 31, 2016 the principal exposure amenable to risk management processes was that arising from foreign exchange.

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2016 and 2015

	July 31, 2016	July 31 2015

Director fees [1]	$12,000	$4,500
Geological consulting [2]	62,509	42,675
Senior officers [1]	125,600	87,750

	$200,109	$134,925

1 Charged to salaries and benefits
2 Included in field costs of $420,044 (2015 - $266,553) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in trade and other payables is $20,848 (October 31, 2015 – $24,279) due to related parties.

(c) Loans from Related Parties

In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent a total of $60,000. In March 2016, the Company borrowed an additional amount of $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans were unsecured, bore simple interest at 6% per annum, and were due on demand provided that proceeds of future equity financings were to have reached the aggregate amount of $400,000 or greater. During the three months ended July 31, 2016, the entire loan balances totaling $150,000 plus accrued interest were paid in full to the lenders.

9. SUBSEQUENT EVENTS

Buydown of royalty

By agreements entered into in June and August 2016 the Company and other parties agreed with Clover Nevada LLC (“CN”), the arm’s length holder of the royalty on gold and silver production from the Lewis Gold Project , whereby that royalty was reduced from a 5.0% gross production royalty to a 3.5% net smelter return royalty. Gold Standard Ventures Corp. (“GSV”) the subscriber to the 10,481,435 units set out in Note 6(a) above paid CN the amount of USD $1,850,000 which was translated as CAD $2,355,235. The Company agreed to reimburse GSV for its outlay of $2,355,235 by i) accepting the exercise by GSV of its 5,240,717 warrants for total proceeds of $1,939,065 and ii) settling a further $416,170 by the issue of 885,468 shares of the Company at the price of $0.47 per share (the “Further Share Issue”). As a result of its share subscription set out in Note 6(a) above GSV became a 19.9 percent shareholder of the Company. Upon the exercise of its warrants and the Further Share Issue described herein and completed in September 2016, GSV became a 28.2 per cent shareholder of the Company.

Exercise of warrants

A total of 125,000 warrants with an exercise price of $0.25 were exercised for cash proceeds of $31,250.

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2016

INTERIM MD&A – QUARTERLY HIGHLIGHTS1

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at July 31, 2016 and for the three and nine months then ended (the “Interim Financial Statements”) and should be read together with those statements.

This MD&A is dated September 26, 2016 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project in Lander County, Nevada.

Quarterly Highlights

Major Operating Milestones

The most significant operating milestones achieved to the date of this report are 1) closing the private placement of $5.59 million net of issuance costs in May 2016; 2) commencing a diamond drilling program planned to exceed 5,000 meters, as set out in our August 2016 technical news release; and 3) completing the buydown of the royalty burden on the Lewis Gold Project as set out in Note 9 to the Interim Financial Statements. In conjunction with the royalty buydown Gold Standard Ventures Corp. (“GSV”) increased its shareholding in the Company from 19.9% to 28.2%.

Private placement and discharge of liabilities

Note 6(a) sets out the highly material private placement transaction which closed early in the fiscal quarter on May 6, 2016 with gross cash proceeds of $5.768 million, proceeds which then allowed the discharge of virtually all of the Company’s liabilities. This influx of funds had a transformative effect on our balance sheet and liquidity outlook.

Analysis of Financial Condition

The Company ended the fiscal year to date period with total assets of $8.560 million compared to $3.463 million at the beginning of the fiscal year This increase of $5.097 million was made up principally of an increase of $4.534 million in cash, as set out in the statement of cash flows, and an increase of of $0.540 million in our investment in the Lewis Gold Project as set out in Note 4 to the Interim Financial Statements.

At the period end we had working capital of approximately $4.573 million, compared to our very modest working capital of $32,000 at the beginning of the fiscal year. The improvement in working capital essentially represents the net increase in cash set out in the statement of cash flows. This increase in cash is, of course, attributable to the cash proceeds from the May 2016 private placement described above and in Note 6(a).

At the date of this report we are very strongly funded in cash resources (including short term investment instruments which are cash equivalents) sufficient to fully fund our drilling program currently under way at the Lewis Gold Project, as set out in our most recent technical news release dated July 27, 20162 and our announcement release of August 30, 20162.

____________________
1 This filing is made using the option provided by Part 2.2.1 of NI51-102-F1 to provide Quarterly Highlights.
2 These news releases are viewable on SEDAR and on our website www.battlemtngold.com in the section INVESTOR INFO/PRESS RELEASES.

Battle Mountain Gold Inc.
Nine months ended July 31, 2016
Management Discussion and Analysis
Page 2 of 3

Analysis of Financial Performance

Our expenses in the fiscal quarter, net of the very material but non-cash item Share-based payments, totaled some $254,000 compared to $122,000 in the corresponding quarter in the prior fiscal year – an increase of some $132,000 or 108%. As in the previous fiscal quarter, the principal cost centres showing increases are the two line items Consulting and Salaries and benefits. Consulting was a $106,000 cost in the 2016 third fiscal quarter versus $18,000 in the 2015 third quarter. The principal source of the variance was a USD $50,000 cost associated with the private placement financing; also, in the prior year there were recurring fees of USD $7,500 for two months and in the current year these fees were USD $10,000 for three months. Salaries and benefits were $81,000 in the 2016 second quarter versus $38,000 in the 2015 quarter. This $43,000 increase predominantly arises from 1) an increase in compensation to two executive officers totaling $28,000 and 2) recognition of directors fees to two outside directors totaling $6,000 – no such fees were recognized in the 2015 quarter.

Our expenses in the fiscal year-to-date, net of the very material but non-cash item Share-based payments, totaled some $514,000 compared to $312,000 in the corresponding period in the prior fiscal year – an increase of some $202,000 or 65%. The principal cost centres showing increases are the cost centres Consulting and Salaries and benefits, as is also the case for the three month third quarter; in addition, notable decreases occurred in Legal fees and in Accounting and audit expense. Consulting was a $166,000 cost in the 2016 year-to-date period versus $18,000 in the corresponding 2015 period. A consultant was paid USD $75,000 (approximately $98,000) in monthly fees in the 2016 period plus a USD $50,000 additional fee (approximately $65,000). The 2015 period comprised only two months of fees totaling USD $15,000 (approximately $18,000). Salaries and benefits were $197,000 in the 2016 year-to-date period versus $115,000 in the corresponding 2015 period. This $82,000 increase predominantly arises from 1) an increase in compensation to two executive officers totaling $62,000 and 2) an increase in a non-executive compensation amount of $11,000. Legal fees diminished from $30,000 to $14,000 attributable to a reduction in the need for outside legal advice in the current fiscal year. Accounting and audit expense diminished from $65,000 to $47,000 attributable to a reduction in the cost of preparing tax returns for the entities involved in the 2014 reverse takeover transaction.

Analysis of Cash Flows

The statement of cash flows sets out a net increase in cash in the year-to-date period of some $4.533 million. Cash resources were increased principally by the May 2016 financing proceeds of $5.589 million (net of share issuance costs) set out in Note 6(a), and were diminished by expenditures on the Lewis Gold Project of some $506,000 and by cash consumed for operations – essentially our general and administrative activities – of some $533,000.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, the private placement financing with gross proceeds of $5,768,502 set out in Note 6(a) removes any current reservations about our ability to continue as a going concern.

Liquidity

The private placement financing with gross proceeds of $5,768,502 set out in Note 6(a) has provided the Company with abundant liquidity for the fiscal year currently in progress and into the subsequent fiscal year.

Related Party Transactions

During the three months ended July 31, 2016, Battle Mountain paid or accrued salaries and benefits of $22,500 to Chet Idziszek, President, and $28,700 to Ian Brown, Chief Financial Officer, for management services, and AUD $50,405 (recorded as CAD $49,713) to Steven Garwin, a director of the Company, for exploration consulting services. The Company also accrued a total of $6,000 for directors’ fees, being $3,000 to each of directors Garwin and Kornze.

During the nine months ended July 31, 2016, Battle Mountain paid or accrued salaries and benefits of $52,500 to Chet Idziszek, President, and $73,100 to Ian Brown, Chief Financial Officer, for management services, and AUD $63,505 (recorded as CAD $62,509) to Steven Garwin, a director of the Company, for exploration consulting services. The Company accrued a total of $12,000 for directors’ fees, being $6,000 to each of directors Garwin and Kornze.

Battle Mountain Gold Inc.
Nine months ended July 31, 2016
Management Discussion and Analysis
Page 3 of 3

Commitments

As set out in Note 4(i) the Company must make a payment of $1,550,000 on or before April 13, 2017 in order to exercise its option to acquire a further 40% interest in the Lewis Gold Project joint venture. At the Company’s option this payment may be made in either cash or in common shares. Further terms are set out in Note 4(i).

Risk Factors

Our Annual Management Discussion and Analysis, filed on SEDAR on February 26, 2016, sets out a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. We draw our readers’ attention to that disclosure of risk factors.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Battle Mountain’s deferred exploration costs for the current fiscal year to date are provided in the schedule of Field costs in the table in Note 4. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates and in the section Analysis of Financial Performance on page 2.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 52,679,171 were outstanding at July 31, 2016. At the date of this report 58,930,356 shares are outstanding, the increase being principally attributable to the exercise of warrants by GSV set out in Note 9.

At July 31, 2016 and at the date of this report the Company had 4,214,000 incentive stock options outstanding as set out in Note 6(c) to the Interim Financial Statements.

At July 31, 2016, as set out in Note 6(b) to the Interim Financial Statements, Battle Mountain had a total of 11,541,177 share purchase warrants outstanding. At the date of this report 6,175,460 warrants are outstanding, the decrease being principally attributable to the exercise of warrants by GSV in September set out in Note 9.

Vancouver, British Columbia	ÐÑÐÑÐÑ	September 26, 2016

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended July 31, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 29, 2016

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended July 31, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 29, 2016

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.